UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended June 30, 2006

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-24040

          A.    Full title of the plan and the address of the plan, if
                           different from that of the
                               issuer named below:

         Penn Federal Savings Bank 401(k) Employee Stock Ownership Plan

          B.    Name of issuer of the securities held pursuant to the
                           plan and the address of its
                           principal executive office:

                        PennFed Financial Services, Inc.

                              622 Eagle Rock Avenue
                       West Orange, New Jersey 07052-2989


                        Financial Statements and Exhibits
                        ---------------------------------

(a)   Financial  Statements  for  the  Years  Ended  June  30,  2006  and  2005,
      Supplemental Schedule as of June 30, 2006, and Report of Independent Registered Public Accounting Firm.

      The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b)   Exhibit

      (23) Consent of Independent Registered Public Accounting Firm (following financial statements).

                        PENN FEDERAL SAVINGS BANK 401(k)
                          EMPLOYEE STOCK OWNERSHIP PLAN



                                Table of Contents




                                                                            Page

Report of Independent Registered Public Accounting Firm                        1

Statements of Net Assets Available for Benefits - June 30, 2006 and 2005       2

Statements of Changes in Net Assets Available for Benefits -
     Years ended June 30, 2006 and 2005                                        3

Notes to Financial Statements                                              4 - 9

Supplemental Schedule

Schedule of Assets (Held at End of Year) - June 30, 2006                      10

Exhibit Index                                                                 11

             Report of Independent Registered Public Accounting Firm

Penn Federal Savings Bank
   401(k) Employee Stock
   Ownership Plan Trustees:


We have audited the accompanying statements of net assets available for benefits of the Penn Federal Savings Bank 401(k) Employee Stock Ownership Plan (formerly the Penn Federal Savings Bank 401(k) Plan) as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Federal Savings Bank 401(k) Employee Stock Ownership Plan as of June 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As further discussed in Note 7 to the financial statements, the Plan will be terminated effective the date of the PennFed Financial Services, Inc. merger with New York Community Bancorp, Inc. In accordance with U.S. generally accepted accounting principles, the financial statements are presented on the liquidation basis of accounting.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2006 is presented for the purpose of additional analysis and is not a required part of the 2006 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the 2006 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole. In accordance with U.S. generally accepted accounting principles, the supplemental schedule is presented on the liquidation basis of accounting.

/s/ KPMG, LLP

December 22, 2006

                        PENN FEDERAL SAVINGS BANK 401(k)
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 Statements of Net Assets Available for Benefits
                             June 30, 2006 and 2005


Assets:                                               2006          2005
                                                  -----------   -----------
    Investments, at fair value                    $39,393,212   $ 7,533,690
    Participant loans receivable                       68,569        93,246
                                                  -----------   -----------
              Total investments                    39,461,781     7,626,936
                                                  -----------   -----------
Receivables:
    Employer receivables                                   --       641,003
    Employee receivables                                   --        43,340
                                                  -----------   -----------
                                                           --       684,343
                                                  -----------   -----------
              Net assets available for benefits   $39,461,781   $ 8,311,279
                                                  ===========   ===========
See accompanying notes to financial statements.

                        PENN FEDERAL SAVINGS BANK 401(k)
                          EMPLOYEE STOCK OWNERSHIP PLAN
           Statements of Changes in Net Assets Available for Benefits
                       Years ended June 30, 2006 and 2005

                                                          2006          2005
                                                       -----------   -----------
Additions:
    Employer's contributions                           $   622,410   $   641,003
    Participants' contributions                            577,718       550,843
    Transfer from ESOP                                  28,013,803            --
                                                       -----------   -----------
              Total contributions                       29,213,931     1,191,846
    Interest income                                          6,063         1,846
    Investment income                                       19,325       224,756
    Dividend Income                                        466,065            --
    Net appreciation in fair value of investments        3,818,081       158,561
                                                       -----------   -----------
              Total additions                           33,523,465     1,577,009
Deductions:
    Administrative expenses                                 30,911            --
    Payment to participants                              2,342,052       221,359
                                                       -----------   -----------
              Increase in net assets                    31,150,502     1,355,650
Net assets available for benefits, beginning of year     8,311,279     6,955,629
                                                       -----------   -----------
Net assets available for benefits, end of year         $39,461,781   $ 8,311,279
                                                       ===========   ===========
See accompanying notes to financial statements.

                        PENN FEDERAL SAVINGS BANK 401(k)
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                             June 30, 2006 and 2005


(1)   Plan Description

      The Penn Federal Savings Bank 401(k) Plan (401(k)) and the PennFed Financial Services, Inc. Employee Stock Ownership Plan (ESOP) were merged effective July 1, 2005 forming the Penn Federal Savings Bank 401(k) Employee Stock Ownership Plan (the Plan). All financial information presented for periods prior to July 1, 2005 represents only the historical information of the 401(k) Plan. While the Plan is one plan, the two separate components of the 401(k) Plan and the ESOP remain. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a)   General

      The 401(k) Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1 or July 1, immediately after obtaining age 21 and completing 1,000 hours of service at Penn Federal Savings Bank (the Bank).

      Effective July 1, 1993, PennFed Financial Services, Inc. (PennFed or the Company) adopted the PennFed Financial Services, Inc. Employee Stock Ownership Plan. The Plan is a noncontributory defined contribution plan covering all employees of the Bank who have completed 1,000 hours of service and attained age 21. The purpose of the plan is to enable its participants to obtain beneficial interest in the stock of PennFed, the parent company of the Bank.

      The ESOP purchased the Company's common shares using the proceeds of a Bank borrowing guaranteed by the Company, and holds the stock in a trust established under the ESOP Plan. The borrowing has been repaid over a period of ten years by fully deductible Company contributions to the trust fund. As the ESOP Plan made each payment of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

(b)   401 (k) Contributions

      (a) Salary Deferral Contributions - An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 25% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may allocate their contributions to seventeen different investment funds and to the common stock of PennFed Financial Services, Inc. This contribution amount is limited by the Internal Revenue Code (the Code) on a pretax basis to $15,000 and $14,000 in 2006 and 2005, respectively. In addition, certain eligible participants can make "catch-up" contributions if the maximum amount of regular contributions are made and the participant is age 50 or older, thereby increasing the total elective deferrals to $20,000 or $18,000 for 2006 and 2005, respectively.

      (b) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's matching contributions is 20% per year of service and 100% vesting after 5 years.

                                                                     (Continued)

                        PENN FEDERAL SAVINGS BANK 401(k)
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                             June 30, 2006 and 2005

      (c) Safe Harbor Nonelective Contribution - The Plan was amended July 1, 2004 to provide for a Safe Harbor Nonelective Contribution of 6% of compensation as defined in the Plan. The amount of the contribution for the plan years ended June 30, 2006 and 2005 was $622,410 and $641,003, respectively. Participants are always 100% vested in the Safe Harbor Nonelective contributions.

      (d) Participant Loans - 401(k) loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits. Principal and interest is paid ratably through payroll deductions.

      (e) 401(k) Participant Accounts- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant contribution and the Safe Harbor Nonelective contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which participant is entitled is the benefit that can be provided from participant's vested account.

      (f) Hardship Distributions - During employment and in the event of financial hardship, participants may request payments of their 401(k) account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

(c)   ESOP Contributions

      The Bank made discretionary contributions to the ESOP Plan in amounts determined by the Board of Directors of PennFed. PennFed was obligated to make contributions in cash to the ESOP Plan, which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the ESOP Plan to make its regularly scheduled payments of principal and interest on its loan. The stock purchased was pledged as collateral for the note payable and was held in a suspense account. As the outstanding note was repaid, a proportional number of shares were released from the suspense account.

      Shares of stock purchased were allocated to a participant's account in the same proportion as the participant's compensation bears to the total compensation of all participants in the ESOP Plan. As of June 30, 2004, the note payable was fully repaid.

      Cash dividends received are allocated to the participant's account in the same manner as the shares to which they are attributable. The portion of the dividends received by the Plan for allocated shares may be used to purchase additional shares of stock for the benefit of the participants during the year, or the participant can elect to receive a cash dividend.

                                                                     (Continued)

                        PENN FEDERAL SAVINGS BANK 401(k)
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                             June 30, 2006 and 2005

      (a) ESOP Vesting and Distributions - All shares allocated to a participant's account become fully vested upon the occurrence of any of the following events: completion of seven years of service, attainment of a participant's early or normal retirement date, termination of employment due to death, or total and permanent disability. At the end of three years of service, a participant's account balance becomes 20% vested. Each year thereafter an additional 20% of the balance is vested until completion of seven years of service.

      (b) ESOP Voting Rights - Each participant is entitled to exercise his voting rights attributable to the shares allocated to his or her account. Unallocated shares are voted by the Trustee on each issue, with respect to which shareholders are entitled to vote, in the proportion that the participants had voted the shares allocated to their accounts with respect to such issue.

      (c) ESOP Participant Accounts-The ESOP Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant's account is credited as of the last day of each plan year with an allocation of shares of the Company's common stock released by the Trustee from the unallocated account and forfeitures of terminated participant's nonvested accounts. Only those participants who are eligible employees of the Company as of the last day of the plan year receive an allocation. Allocations are based on a participant's eligible compensation, relative to total eligible compensation.

      (d) Benefit Payments -Participants or their designated beneficiary, may elect to receive benefit distributions in lump-sum payments equal to the total value of their separate accounts upon termination of employment, disability or death.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

      The financial statements of the Plan have been prepared under the liquidation basis of accounting, in accordance with U.S. generally accepted accounting principles, which did not result in material differences from the Plan's prior basis of the accrual method of accounting. As discussed in Note 7, on November 2, 2006, New York Community Bancorp, Inc. announced the signing of a definitive agreement pursuant to which the Bank will merge with and into New York Community Bancorp, Inc. In accordance with the Plan Document and the Change in Control provisions therein, the Plan will be terminated effective with the merger. All participants will become fully vested in their accounts, no further allocation shall be made and no eligible employee shall become a participant after the date of termination.

(b)   Use of Estimates

      In preparing plan financial statements, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare these financials statements in conformity with U.S. generally accepted accounting principles.

                                                                     (Continued)

                        PENN FEDERAL SAVINGS BANK 401(k)
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                             June 30, 2006 and 2005

(c)   Risks and Uncertainties

      Actual results could differ from those estimates. The Plan utilizes various investment instruments including the common stock of PennFed Financial Services, Inc. and mutual funds. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(d)   Investment Valuation and Income Recognition

      Investments in the Guaranteed Income Fund are part of a general account managed by Prudential Retirement. Investments in pooled separate accounts consisting of the Core Plus bond/Pimco Fund, International Blend/Julius Baer Fund, Large Cap Value/LSV Asset Management Fund, Mid Cap Growth/Artisan Partners Fund, MidCap Value/ Cooke & Bieler Fund, Small Cap Blend/WHV Fund, Small Cap Growth/Granahan Fund, Small Cap Value/Kennedy Capital Fund, Dryden S & P 500 Index, Oakmark Equity and Income Fund, Retirement Goal Income Fund, Retirement Goal 2010 Fund, Retirement Goal 2020 Fund, Retirement Goal 2030 Fund, and Retirement Goal 2040 Fund, were managed by various sub-advised managers in which Prudential Retirement has oversight. Mutual Fund investments in the American Amcap Fund are managed by Capital Research. Investments in pooled separate accounts, mutual funds and investments in PennFed common stock are valued and recorded at market value as determined by quoted market prices, which represent the net asset value of the shares held by the Plan at the end of the year. The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily. All investments are held by Prudential Financial, the Plan Trustee.

      Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 2006 or 2005. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost which approximates fair value.

(e)   Administrative Expenses

      For the plan year ended June 30, 2006, the Board of Directors approved the use of plan assets to pay the administrative expenses of the Plan.

      At June 30, 2006 and 2005, forfeited nonvested 401(k) accounts totaled $21,339 and $5,340, respectively. These accounts were used to reduce employer contributions. ESOP forfeitures are reallocated to participants based upon the participants' compensation.

                                                                     (Continued)

                        PENN FEDERAL SAVINGS BANK 401(k)
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                             June 30, 2006 and 2005

(3)   Investments

      The Plan's investments are held in a trust fund. The values of individual investments that represent 5% or more of the total Plan's assets at June 30, 2006 and 2005 are as follows:

                                                    2006         2005
                                                 ----------   ----------
Investments at fair value as determined
    by quoted market price:
        PennFed Financial Services, Inc. Stock   $30,551,515  $  925,919
        ML Basic Value Fund                              --    1,501,985
        ML Global Allocation Fund                        --    1,625,763
        ML Fundamental Growth Fund                       --      815,587
        ML Ready Asset Trust Fund                        --      726,914
        ML Capital Fund                                  --      661,177
        ML Corporate Intermediate Bond Fund              --      616,764
        MFS Emerging Growth Fund                         --      442,241

        During the year ended June 30, 2006, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $3,818,081 as follows:

        Investments at fair value as determined by quoted market price:
          Mutual funds                                                $  781,538
          Common stock                                                 3,036,543
                                                                      ----------
                 Net appreciation in investments                      $3,818,081
                                                                      ==========

                        PENN FEDERAL SAVINGS BANK 401(k)
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                             June 30, 2006 and 2005

(4)   Related Parties

      Employees of the Bank, who may also be participants of the Plan, perform certain administrative functions on behalf of the Plan. No such employee receives compensation from the Plan. At June 30, 2006 and 2005, the Plan held 1,638,151 and 54,853 shares, respectively, of common stock of PennFed Financial Services Inc., the parent of Penn Federal Savings Bank, with cost basis of $8,083,443 and $565,263, respectively. During the year ended June 30, 2006, the Plan recorded dividend income of $466,065 from these shares.

(5)   Tax Status

      The Internal Revenue Service issued its opinion letter dated November 28, 2005 to the Plan, which states that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (IRC) and, therefore, are exempt from federal income taxes.

(6)   Plan Termination

      The Bank reserves the right to amend or terminate the Plan and the related trust at any time, except that no amendment or termination may cause or permit any of the assets in the trust to be used for or diverted to purposes other than the exclusive benefit of participants (and their beneficiaries) and the payment of Plan expenses. The balance of the shares and any other assets will be allocated and distributed to Plan participants in accordance with the terms of the Plan. Upon termination of the Plan, the amounts credited to the participants will be 100% vested. The Bank will apply to the IRS for a favorable determination letter related to the Plan termination. Upon receipt, the final payment process will begin.

(7)   Subsequent Event

      On November 2, 2006 the Company entered into an Agreement and Plan of Merger with New York Community Bancorp, Inc., ("NYCB") pursuant to which the Company will be merged into NYCB (the "Merger"). It is expected that concurrent with or immediately after the Merger, the Bank will be merged into New York Community Bank, a wholly owned subsidiary of NYCB. Upon completion of the Merger, the holders of the Company's common stock will be entitled to receive, for each share of Company common stock held, 1.222 shares of NYCB common stock, with cash paid in lieu of fractional NYCB shares. The Merger is subject to the approval of the Company's stockholders, the receipt of regulatory approvals and the satisfaction of other customary closing conditions. It is currently expected that the Merger will be completed late in the quarter ending March 31, 2007 and as discussed in Note 2, the Plan will be terminated effective with the merger, all participants will become fully vested in their accounts, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

                        PENN FEDERAL SAVINGS BANK 401(k)
                          EMPLOYEE STOCK OWNERSHIP PLAN
                    Schedule of Assets (Held at End of Year)
                                  June 30, 2006

                                                              Number of     Current
                         Description                            units         value
---------------------------------------------------------    ----------   -----------
General Account, Pooled Separate Accounts & Mutual Funds:
     Small Cap Value/Kennedy Fund                                14,285   $   193,847
     Small Cap Blend/WHV Fund                                     3,739        52,559
     Small Cap Growth/Granahan                                    4,493        58,131
     Retirement Goal 2040 Fund                                    1,848        32,679
     Retirement Goal 2030 Fund                                       44           766
     Retirement Goal 2020 Fund                                      935        15,364
     Retirement Goal 2010 Fund                                       84         1,195
     American Amcap R3                                           78,788     1,485,163
     Oakmark Equity & Income Fund                                26,186       713,079
     MidCap Value/Cooke & Bieler                                  2,054        25,069
     MidCap Growth/Artisan                                       13,558       152,075
     Large Cap Value/LSV Asset Management                       100,283     1,794,092
     International Equity/Julius Baer                            81,890     1,733,853
     Guaranteed Income Fund                                      54,545     1,414,940
     Dryden S & P 500 Index Fund                                  3,134       232,804
     Core Plus Bond/PIMCO                                        79,205       935,393
     AP Fund                                                                      688
                 Total                                                      8,841,697
Common stock:
     * PennFed Financial Services, Inc. Stock                 1,638,151    30,551,515
Participant loans with interest rates of 6.00% to 9.75%                        68,569
                                                                          -----------
                 Total investments                                        $39,461,781
                                                                          ===========
 * Party-in-interest as defined by ERISA.


                                  Exhibit Index


 Regulation                                                         Reference to
    S-K                                                             Prior Filing
  Exhibit                                                            or Exhibit
   Number                        Document                              Number
--------------------------------------------------------------------------------
     23          Consent of Independent Registered Public
                   Accounting Firm and counsel
                        (a) Consent of KPMG LLP                         23.1

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Penn Federal Savings Bank 401(k)
                                          Employee Stock Ownership Plan
                                          -------------------------------------
                                          (Name of Plan)


                                           /s/ Joseph L. LaMoncia
                                          -------------------------------------
                                          Joseph L. LaMonica
                                          Trustee

                                          Date: December 22, 2006


                                          /s/ Jeffrey J. Carfora
                                          -------------------------------------
                                          Jeffrey J. Carfora
                                          Trustee

                                          Date: December 22, 2006


                                          /s/ Laura Beckmeyer
                                          -------------------------------------
                                          Laura Beckmeyer
                                          Trustee

                                          Date: December 22, 2006